UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41982

Auna S.A.

(Exact name of registrant as specified in its charter)

46 A, Avenue JF Kennedy

1855 Luxembourg

Grand Duchy of Luxembourg

+51 1-205-3500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

TABLE OF CONTENTS

EXHIBIT

99.1	Press release dated March 21, 2024 – Auna Announces Pricing of Initial Public Offering of $360 million (Gross Proceeds) of Class A Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auna S.A.
By:	/s/ Gisele Remy
	Name:	Gisele Remy
	Title:	Chief Financial Officer

Date: March 22, 2024